

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 27, 2007

Mr. David Zaiken
Chief Executive Officer
Siberian Energy Group Inc.
275 Madison Avenue, 6th Floor
New York, NY 10016

     Re: Siberian Energy Group Inc.
               Form 10-KSB for the Fiscal Year Ended December 31, 2006
               Filed April 2, 2007
               Response Letter Dated October 16, 2007
               File No. 333-118902

Dear Mr. Zaiken:

       We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, and response letter dated October 16, 2007, and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1.   We note your response to our prior comment 1. Please note that pursuant to the undertaking you provided in your registration statement on Form SB-2 dated February 2, 2005, you have agreed to either update your financial statements as required pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, or alternatively to file a post-effective amendment to such registration statement to de-register all unsold shares. Please disclose to the staff which alternative you have selected and then either file an amendment with financial statements in compliance with Section 10(a)(3) or file a post-effective amendment to de-register all unsold shares.

Financial Statements, page 38

Statements of Stockholders' Equity, page F-4

2.   We read your response to prior comment 2, regarding the calculation you made to
determine the value of the geological data assets you acquired. We understand
that in addition to the 1,900,000 shares disclosed, you issued additional
consideration. Please expand your disclosure to identify all of the consideration
exchanged for the geological data, including the 200,000 shares issued to an
advisor and the warrants issued to the seller, and to explain how the value of the
warrants was determined. As for your valuation approach, we understand that
you have adjusted the fair value downwards by 30%, before the addition of the
warrant valuation, to reflect a "restricted stock discount." Please disclose the
terms of the restrictions and submit the analysis that you performed in
determining there was correlation of these with the 30% discount.

Note 1 – Summary of Significant Accounting Policies, page F-6

The Company and Description of Business, page F-6

3.   We read your response to prior comment 3, and understand that although you did
not find the guidance of SAB Topic 5:H to be helpful in accounting for the
formation of the joint venture with Baltic Petroleum Limited (Baltic), involving
the 50% dilution and deconsolidation of your investment in Zaural Neftegaz
(ZNG), you have not established a theoretical basis for recognizing gain as if you
had sold 100% of the investment.

And while we also understand that you may have effectively realized a portion of
the gain, assuming you were fully released from 50% of the net liabilities, the
guidance in IRQ 2 to the SAB mentioned above, as previously explained, is
intended to assist in determining whether a change in the level of ownership of a
subsidiary should lead to gain recognition when ultimate realization of the gain is
not assured. Some examples include investees that are newly-formed, non-
operating, or in the development-stage. There is similar concern for your joint
venture arrangement, where the underlying investment remains encumbered by
the net liabilities not sold, notwithstanding the absence of an obligation for you to
fund continuing losses of the investee.

We presume that your gain of $364,479 reflects not only the deconsolidation of the ZNG net liabilities, but also the $175,000 cash you received as consideration upon formation, suggesting the book value of your investment was a deficit of $189,479. If these details are consistent with the facts, we may see potential logic for recognizing gain on the sale of 50% of your investment, which would appear to yield $269,740 (proceeds received and release of half of the net liabilities), although this assumes for the non-cash element that future distributions to you are not dependent upon first settling these liabilities.

You presently have disclosure on page F-6 indicating that profits would be allocated to you only after the joint venture had settled all financing from Baltic. Please clarify the extent to which such financing encompasses the liabilities you transferred, including funds provided by Baltic to settle (replace or substitute) those obligations. Please also explain the terms of the "deed of novation" mentioned in your disclosure, and submit details of your gain computation, listing the assets and liabilities transferred.

4.   We understand from your response to prior comment 4, that your reference to an independent appraiser was not intended to suggest that you were relying on an "expert" to support the valuation of the stock and warrants issued for the acquisition of geological data assets. Please revise your disclosure to describe the nature and scope of the work performed by the consultants, with details sufficient to convey that you have not relied upon their work in preparing your financial statements, and that your management is assuming full responsibility for the valuations, as indicated in your reply.

Foreign Currency Translation, page F-9

5.   We have read your response to prior comment 5, stating that while "…local currencies have been determined to be [your] functional currencies," there are no "re-measurement issues" to address. Given your response, and since ZNG and KNG are organized in Russia, we understand the Ruble is their functional currency. However, we see no disclosure of any transactions denominated in Rubles. As you may know, remeasurement is required when an entity's books and records are not maintained in its functional currency, before translation into a reporting currency, following the guidance in paragraph 10 of SFAS 52. Any gains or losses arising from transactions that are not denominated in the functional currency should be recognized in determining income or loss for the period, if not covered by paragraph 20. We reissue prior comment 5.

Oil and Gas Properties, page F-9

6.   We note that in response to prior comment 6, you propose to eliminate disclosure about the "ceiling test" that is required to be performed under the full cost method of accounting for oil and gas properties, in accordance with Rule 4-10(c)(4) of Regulation S-X, rather than correct your disclosure. We believe that your policy note should cover the key elements of the full cost methodology. Please further revise your proposed disclosure to describe the specific requirements of the "ceiling test." We reissue prior comment 6.

Executive Compensation, page 48

7.   We understand from your response to prior comment 8, that some of your transactions utilizing common stock of the company were valued based on the amount of debt forgiven in exchange for the company's common stock, and that later transactions were valued using average market prices, which were then discounted by 30% due to the restricted nature of the shares. Please expand your disclosures for each of the transactions entailing the transference of common stock, to disclose the terms of the restrictions and to explain how the value of such shares was determined. If you are unable to show that the shares issued were restricted as described in footnote 2 to SFAS 115, you may need to revalue these transactions using the quoted market price of the shares.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Mike Karney, at (501) 413-9336, if you have questions regarding the legal comment and related matters, and Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief